August 1, 2025

By Email
Danone North America PBC
1 Maple Avenue
White Plains, NY 10605
Attention: Stéphane Gayet

Re: Project Savor

Ladies and Gentlemen:

You have requested information from Lifeway Foods, Inc. (the "**Company**") in connection with your consideration of a possible transaction between us pursuant to which you or one of your subsidiaries would directly or indirectly acquire the Company (the "**Possible Transaction**"). The Company is willing to furnish such information to you for the purpose of your evaluating, negotiating and consummating the Possible Transaction and related matters, and pursuant to the terms of this letter agreement (this "**Agreement**").

1. Proprietary Information; Other Defined Terms.

(a) All confidential information that is furnished directly or indirectly by the Company or any of its Representatives (as defined below) in connection with the Possible Transaction, including, without limitation, trade secrets, intellectual property (including, without limitation, recipes), data files, system designs and product designs, whether or not marked as confidential, whether furnished on or after the date hereof, whether oral, written or electronic, and regardless of the manner in which it is furnished, together with that portion of any notes, reports, summaries, analyses, compilations, forecasts, studies, interpretations, memoranda or other materials prepared by you or any of your Representatives (as defined below) to the extent containing or reflecting any information so furnished to you or any of your Representatives pursuant hereto (portions of such notes, reports, summaries, analyses, compilations, forecasts, studies, interpretations, memoranda or other materials are referred to herein as "**Derivative Materials**"), is referred to herein as "**Proprietary Information**." Notwithstanding anything herein to the contrary, Proprietary Information does not include information that (i) was, is or becomes available to you or your Representatives on a non-confidential basis from a source other than the Company or any of its Representatives, *provided* that such other source is not known by you or any of your Representatives to be bound by a confidentiality obligation to the Company or any of its affiliates, (ii) was, is or becomes generally available to the public (other than as a result of a breach by you or any of your Representatives of this Agreement), (iii) was previously in your possession, or (iv) was independently developed by you or any of your Representatives without derivation from, reference to or reliance upon, or using in any manner, the Proprietary Information and without violating any of the confidentiality or non-use obligations under this Agreement. You agree not to claim or contend that the Company has waived any attorney-client privilege, work product doctrine or any other applicable privilege by providing information pursuant to this

Agreement or any subsequent definitive written agreement with respect to the Possible Transaction.

(b) For purposes of this Agreement, references herein to (x) "*you*" shall include only Danone North America PBC; (y) "*Representatives*" in respect of you shall include only (1) your affiliates, and (2) your and your affiliates' respective officers, directors, employees, investment bankers, financial advisors, accountants, consultants, insurers, legal counsel, advisors, agents and other representatives; and (z) "*Representatives*" in respect of the Company shall mean the Company's affiliates and the Company's and its affiliates' respective officers, directors, employees, investment bankers, financial advisors, accountants, legal counsel, advisors, agents or other representatives. As used in this Agreement, (i) the term "*person*" shall be broadly interpreted to include, without limitation, any corporation, company, limited liability company, partnership, joint venture, trust, other entity or individual and (ii) the term "*affiliate*" shall have the meaning ascribed thereto in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"); *provided, however*, that, for purposes of this Agreement, neither you or any of your affiliates nor Edward or Ludmila Smolyansky or any of their respective affiliates shall be considered "affiliates" of the Company.

2. Use of Proprietary Information and Confidentiality.

(a) Except as (x) otherwise permitted under this Agreement, (y) otherwise agreed to in writing by the Company or (z) required by applicable law, rule, regulation, stock exchange rule or other market or reporting system or required or requested by legal, judicial, regulatory or administrative process (including by order, oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) ("*Legally Required*"), you shall, and shall cause your controlled Representatives, and instruct your other Representatives, to:

(i) keep all Proprietary Information confidential and not disclose or reveal any Proprietary Information to any person other than your Representatives who are participating in, or who otherwise need to know the Proprietary Information for the purpose of, evaluating, negotiating or advising with respect to the Possible Transaction or other related matters (and who are informed of the confidential nature of such Proprietary Information, and that by receiving such Proprietary Information, they are directed to be bound by the terms of this Agreement relating to the confidential treatment of such Proprietary Information); and

(ii) not use any Proprietary Information for any purpose other than in connection with evaluating, negotiating or advising with respect to the Possible Transaction or the consummation of the Possible Transaction or other matters related to the Possible Transaction.

(b) Neither you nor any of your controlled Representatives shall, prior to the Standstill Expiration Date (as defined below), without the prior written consent of the Company act as a broker for, or representative of, or as a joint bidder or co-bidder with, any other person with respect to the Possible Transaction.

Without limiting the foregoing, prior to the Standstill Expiration Date, neither you nor any of your controlled Representatives shall, without the prior written consent of the Company, directly or indirectly enter into any exclusive arrangement with a source of capital or financing in connection with the Possible Transaction or any other transaction involving the Company. You hereby represent and warrant that, prior to your execution of this Agreement, neither you nor any of your Representatives is a party to any agreement or arrangement referred to in, or has taken any action prohibited by, the immediately preceding sentences. For purposes of this Agreement, any agreement, arrangement or understanding, whether written or oral, with any potential source of capital or financing which, to your knowledge, does, or could be reasonably expected to, legally or contractually limit, restrict or otherwise impair or discourage such source from consummating a transaction involving the Company or any of its affiliates or acting as a potential source of capital or financing to any other person with respect to a potential transaction with the Company or any of its affiliates shall be deemed an exclusive arrangement; *provided, however*, that the establishment of industry-standard "tree" arrangements by any financing sources shall not constitute a breach of the foregoing.

3. <u>Legally Required Disclosure</u>. In the event that you (or any of your Representatives) should be Legally Required to disclose any Proprietary Information, you shall, to the extent legally permissible and commercially practical and in advance of such disclosure, provide the Company with prompt written notice of such requirement or request. You also agree, to the extent legally permissible and commercially practical, to provide the Company, in advance of any such disclosure, with a list of any Proprietary Information that you intend (or that your Representative intends) to disclose and to reasonably cooperate with the Company, at the Company's sole expense, to the extent it may seek to limit such disclosure, including, if requested, taking commercially reasonable steps to resist or avoid any such legal, judicial, regulatory or administrative process. If, in the absence of a protective order or other remedy or the receipt of a written waiver from the Company after a request in writing therefor is made by you (such request to be made as soon as reasonably practicable to allow the Company a reasonable amount of time to respond thereto), you are (or any of your Representatives is) Legally Required to disclose any Proprietary Information in any legal, judicial, regulatory or administrative process to avoid censure or penalty, you or your Representative, as applicable, (a) will exercise commercially reasonable efforts to request that confidential treatment will be accorded to that Proprietary Information, and (b) may disclose, without any liability hereunder, such portion of the Proprietary Information that, according to the written advice of your counsel (which may include internal counsel), is Legally Required to be disclosed (the "***Permitted Disclosure***"); *provided*, *however*, that, prior to such disclosure, you shall have (i) provided the Company with a list of such portion of the Proprietary Information as far in advance of its disclosure as is reasonably practicable and (ii) considered in good faith the Company's suggestions concerning the scope and nature of the information to be contained in the Permitted Disclosure. Notwithstanding the foregoing, your Representatives who are accounting firms may disclose Derivative Materials to the extent, if any, required by law, rule, regulation or applicable professional standards of the American Institute of Certified Public Accountants, Public Company Accounting Oversight Board or state boards of accountancy or obligations thereunder. Notwithstanding the foregoing, disclosure may be made without notice to the Company in the case of a request by a governmental, banking, securities, taxation or regulatory authority in the ordinary course of such authority's supervisory or regulatory function and where such action is not directed specifically at the Company, the Possible Transaction, or the Proprietary Information. Notwithstanding anything to the contrary in this Agreement, you and your

Representatives may disclose any information in a Schedule 13D filing, consent statement, proxy statement, solicitation material or any other related documentation with the U.S. Securities Exchange Commission; *provided, however*, this sentence shall not apply to Proprietary Information unless Legally Required.

4. <u>Responsibility for Representatives</u>. You agree that you shall, at your sole expense, instruct your Representatives (i) to refrain from prohibited or unauthorized disclosure or use of any Proprietary Information and (ii) to safeguard and protect the confidentiality of the Proprietary Information disclosed to you or any of your Representatives and to prevent the use of any Proprietary Information in any way that would violate any antitrust or other applicable law or this Agreement. You will notify the Company promptly, in writing (e-mail being sufficient), of any misuse, misappropriation or unauthorized disclosure of any Proprietary Information in breach of this Agreement which comes to your attention. You will be responsible for any breach of this Agreement by you and any breach of this Agreement by any of your Representatives. You are aware of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information about the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

5. <u>No Representations Regarding Proprietary Information</u>.

(a) You understand and agree that neither the Company nor any of its Representatives makes any representation or warranty, express or implied, on which you may rely as to the accuracy or completeness of the Proprietary Information for your purposes and that only those representations and warranties made by the Company in a subsequent definitive written agreement with respect to the Possible Transaction, if any, and subject to such limitations and restrictions as may be specified therein, shall have any legal effect. You agree that, except as set forth in definitive transaction documentation, if any, neither the Company nor any of its Representatives shall have any liability whatsoever to you or any of your Representatives, including, without limitation, in contract, tort or under federal or state securities laws, relating to or resulting from the use of the Proprietary Information or any errors therein or omissions therefrom.

(b) Without limiting the generality of the foregoing Paragraph 5(a), the Proprietary Information may include certain statements, estimates and projections with respect to the Company's anticipated future performance. Such statements, estimates and projections reflect various assumptions made by the Company, which assumptions may or may not prove to be correct, and are subject to various risks and uncertainties. No representations, warranties or assurances are made by the Company or any of its Representatives as to such assumptions, statements, estimates or projections, including, without limitation, any budgets.

(c) You acknowledge and agree that the Company shall be free to conduct the process for an acquisition, business combination or any other transaction as the Company in its sole and absolute discretion shall determine (including, without limitation, negotiation with any other person and entering into a definitive written agreement with respect thereto without prior notice to you or any other person). Each party hereto reserves the right, in their sole and absolute discretion, to reject any and all proposals and to terminate discussions and negotiations with the other party at any time for any reason whatsoever. For the avoidance of doubt, nothing in this Agreement supersedes the Stockholders' Agreement, among the Company, Danone Foods, Inc., Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky, dated as of October 1, 1999, as amended (the "***Stockholders' Agreement***"), and the parties acknowledge and agree that nothing in this Agreement shall be interpreted as any admission by the Company with respect to the validity of the Stockholders' Agreement.

6. <u>Return or Destruction of Proprietary Information</u>. Upon the Company's written request (e-mail being sufficient), you shall (and shall cause your controlled Representatives and instruct your other Representatives and any other persons to whom you have disclosed any Proprietary Information, whether or not such disclosure was permitted hereunder, to) promptly (and in any event within ten business days) either (at your option) return to the Company or destroy (and confirm in writing (e-mail being sufficient) to the Company by an authorized person) all copies or other reproductions of Proprietary Information, other than any Derivative Materials, in your possession or the possession of any of your Representatives or any other person to whom you have disclosed any Proprietary Information, whether or not such disclosure was permitted hereunder, and shall not retain any copies or other reproductions, in whole or in part, of such materials. You shall destroy all Derivative Materials, and such destruction will be confirmed in writing (e-mail being sufficient) to the Company by an authorized person. Notwithstanding the foregoing, you may retain Proprietary Information (i) pursuant to requirements of law, rule, regulation, professional standards or *bona fide* document retention or compliance policies and (ii) consisting of data or electronic records for the purposes of backup, recovery, contingency planning or business continuity planning so long as such data or records are not accessed in the ordinary course of business and are not accessed except as intended and required for backup, recovery, contingency planning or business continuity planning purposes.

7. <u>Standstill</u>. You hereby represent to the Company that, as of the date hereof, neither you nor any of your controlled affiliates has beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of any securities of the Company or any of its subsidiaries other than as reported in Amendment No. 8 to Schedule 13D, which you filed with the U.S. Securities and Exchange Commission on March 3, 2025. In consideration for your being furnished with Proprietary Information, you agree that, unless specifically requested in writing in advance by the Company's Representatives on behalf of the Company's board of directors, neither you nor any of your controlled affiliates will, from the date hereof until the earlier of (x) 11:59 p.m. New York City time on September 15, 2025 or (y) a Fundamental Change Event (as defined below) (the earlier of (x) and (y), provided that the date set forth in clause (x) shall be extended for 7 days if the parties are engaged in good faith discussions as of September 15, 2025, the "***Standstill Expiration Date***"):

(a) publicly offer to enter into, or publicly propose, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with the Company other than as publicly disclosed on November 15, 2024;

(b) initiate any stockholder proposal or the convening of a stockholders' meeting of the Company;

(c) solicit proxies (as such term is defined in Rule 14a-1 under the Exchange Act), whether or not such solicitation is exempt pursuant to Rule 14a-2 under the Exchange Act, with respect to any matter from holders of any shares of capital stock of the Company or any securities convertible into or exchangeable or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock;

(d) otherwise nominate, recommend for nomination or give notice of any intent to nominate a person for election to the Company's board of directors or seek or propose to remove any person from the Company's board of directors or demand an inspection of the Company's books and records; or

(e) act by written consent as to any matter relating to the composition of the Company's board of directors (including the election or removal of any member of the Company's board of directors) in any manner that is not in accordance with the recommendation of the Company's board of directors.

Notwithstanding anything in this Paragraph 7 to the contrary, you may make requests (but only privately to the Company and not publicly) for amendments, waivers, consents under or agreements not to enforce clause (a) of this Paragraph 7 and may make proposals or offers (but only privately to the Company and not publicly) regarding the transactions contemplated by the preceding clause (a) of this Paragraph 7, in each case, at any time. A "***Fundamental Change Event***" means (a) the Company has after the execution of this Agreement (i) received a bona fide offer or bid (whether oral, written or other) or entered into an agreement, term sheet, arrangement or understanding providing for (A) any acquisition of one-third or more of the voting securities of the Company by any person or group, (B) any acquisition of one-third or more of the consolidated assets of the Company and its subsidiaries by any person or group, or (C) any tender or exchange offer, merger or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction (provided that, in the case of any transaction covered by the foregoing clause (C), immediately following such transaction, any person (or the direct or indirect shareholders of such person) will beneficially own one-third or more of the outstanding voting power of the Company or the surviving parent entity in such transaction); (ii) publicly announced an auction or exploration of strategic alternatives with respect to a sale of all or a material portion of the voting securities of the Company or the consolidated assets of the Company and its subsidiaries; or (iii) filed a preliminary or definitive proxy statement or a preliminary or definitive consent statement with the U.S. Securities and Exchange Commission; (b) that the Company's nominating window has opened for the nomination of directors for election to the Board of Directors of the Company, including with respect to the 2025 Annual Meeting; or (c) the Company or Julie Smolyansky, or any of her controlled affiliates, commits, after the execution of this Agreement, a breach of the Stockholders' Agreement (assuming for purposes hereof that the Stockholders' Agreement is valid), it being acknowledged and agreed that failure to cure any alleged breach that occurred prior to the execution of this Agreement shall not be considered a breach for purposes of this Paragraph 7. For purposes of this Paragraph 7, the following will be deemed to be an acquisition of beneficial ownership of securities: (1) establishing or increasing a call equivalent position, or liquidating or decreasing a put equivalent position, with respect to such securities within the meaning of Section 16 of the Exchange Act; or (2) entering into any swap or other arrangement that results in the acquisition of any of the economic consequences of ownership of such securities, whether such transaction is to be settled by delivery of such securities, in cash or otherwise.

Notwithstanding anything to the contrary contained in this Paragraph 7, nothing in this Paragraph 7 shall prohibit you or your affiliates from disposing of any securities of the Company or any of its subsidiaries that you hold as of the execution of this Agreement or may hereafter acquire in compliance with the terms of this Agreement and applicable securities laws, including those regarding the use of material non-public information. Further, nothing in this Agreement or otherwise will prohibit you or any of your affiliates or restrict you or any of your affiliates in any manner from taking any actions listed in this Paragraph 7 beginning on the Standstill Expiration Date. For clarity, the parties agree that you or your affiliates shall be entitled in a Schedule 13D filing in connection with the entry into this Agreement to disclose any intent you may have to support proposals made by Edward Smolyansky if the parties are unable to come to terms on a mutually acceptable transaction, and that such disclosure shall not be a breach of this Agreement.

8. <u>No Solicitation of Employees</u>. You agree that, without the prior written consent of the Company, neither you nor any of your controlled affiliates will, for a period of one year from the date hereof, directly or indirectly, solicit the services of or employ, as employee, consultant or otherwise, any officer or director of the Company or other person with the title of vice president or higher of the Company on the date hereof; *provided*, *however*, that the foregoing shall not preclude (1) the hiring of such individuals who apply for employment with you on their own initiative without inducement by you or any of your Representatives, (2) the solicitation (or employment as a result of the solicitation) of such individuals whose employment has terminated, or (3) the solicitation (or employment as a result of the solicitation) of such individuals through (i) public advertisements or general solicitations that are not specifically targeted at such person(s) or (ii) recruiting or search firms retained by you, or internal search personnel who did not have access to Proprietary Information. You agree that, prior to the earlier of (a) the Standstill Expiration Date and (b) entry into a definitive written agreement that is executed and delivered with respect to the Possible Transaction, neither you nor any of your Representatives acting at your direction or on your behalf will, without the prior written consent of the Company's board of directors, engage in discussions with management of the Company regarding the terms of their employment or other positions with you or any of your affiliates or equity participation, in each case, as part of, in connection with or after a Possible Transaction.

9. <u>Ownership of Proprietary Information</u>. You agree that the Company is and shall remain the exclusive owner of the Proprietary Information and all patent, copyright, trade secret, trademark, domain name and other intellectual property rights therein. No license or conveyance of any such rights or any portions thereof to you or any of your Representatives is granted or implied under this Agreement.

10. <u>Miscellaneous</u>.

(a) The parties acknowledge that irreparable damage to a party hereto may occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each party agrees that the other party, without prejudice to any rights and remedies otherwise available, shall be entitled to seek equitable relief, including, without limitation, specific performance and injunction, in the event of any breach or threatened breach by a party or any of its Representatives of the provisions of this Agreement.

(b) The parties agree that no failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. A party's waiver of any right, power or privilege hereunder, and a party's consent to any action that requires its consent hereunder, shall be effective only if given in writing by such party.

(c) If any provision contained in this Agreement or the application thereof to you, the Company or any other person or circumstance shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid, illegal or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, such invalid, illegal or unenforceable provision shall be replaced with one that most closely approximates the effect of such provision that is not invalid, illegal or unenforceable. Should a court refuse to so replace such provision, the parties hereto shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

(d) This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Any assignment of this Agreement by either party (including by operation of law) without the prior written consent of the other party shall be void.

(e) This Agreement (i) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior discussions, negotiations, agreements, arrangements and understandings between the parties hereto with respect to the subject matter hereof (for clarity, other than the Stockholders' Agreement, to the extent it is valid), (ii) may be amended or modified only in a written instrument executed by the parties hereto and (iii) shall, except as otherwise specifically set forth herein, cease to be effective eighteen (18) months after the date hereof. Without limiting the generality of the preceding sentence, any "click-through" or similar confidentiality agreement entered into by you or any of your Representatives in connection with accessing any electronic dataroom will have no force or effect, whether entered into before, on or after the date hereof.

(f) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED IN THAT STATE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION. Each party hereto irrevocably and unconditionally consents to submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, and only if such court lack jurisdiction, any federal or state court of the United States of America located in the State of Delaware for such actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any such action, suit or proceeding except in such courts). Notwithstanding the foregoing, any party hereto may commence an action, suit or proceeding with any governmental entity anywhere in the world for the sole purpose of seeking recognition and enforcement of a judgment of any court referred to in the preceding sentence. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby in the Court of Chancery of the State of Delaware, and only if such court lacks jurisdiction, any federal or state court of the United States of America located in the State of Delaware, and further waives the right to, and agrees not to, plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Service of any process, summons, notice or document by U.S. registered mail to your address set forth below or to the Company's address set forth below shall be effective service of process for any action, suit or proceeding pertaining to this Agreement that is brought against you or the Company, as applicable, in any court of competent jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(g) It is understood that all communications with the Company or any of its affiliates regarding requests for information, facility tours or management meetings will be submitted or directed only to representatives of Evercore Group L.L.C. or Sidley Austin LLP unless otherwise instructed by the Company. Any notice or other communication required or permitted under this Agreement shall be treated as having been given or delivered when (i) delivered personally or by overnight courier service (costs prepaid), (ii) sent by e-mail with confirmation of transmission or (iii) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case, subject to the preceding sentence, to the addresses or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, e-mail address or person as such party may designate by a written notice delivered to the other party hereto). You also agree not to initiate or maintain contact (except for those contacts unrelated to the Possible Transaction) with any person whom you know to be a Company Representative (other than the Company's financial advisors and counsel) except with the express written permission of the Company (e-mail being sufficient). You shall not direct or cause any of your Representatives (or permit any of your controlled affiliates) to take any action at your direction or on your behalf that you would be prohibited from taking pursuant to the terms of this Agreement.

(h) The parties agree that unless a definitive written agreement is executed and delivered with respect to the Possible Transaction (in which case, until such execution and delivery), neither the Company nor you intends to be, nor shall either of us be, under any legal obligation with respect to the Possible Transaction or otherwise, by virtue of any written or oral expressions by our respective Representatives with respect to the Possible Transaction, including any obligation to commence or continue discussions or negotiations, except for the matters specifically agreed to in this Agreement.

(i) For the convenience of the parties, this Agreement may be executed by PDF or other electronic means and in counterparts, each of which shall be deemed to be an original, and both of which, taken together, shall constitute one agreement binding on both parties hereto.

* * * * *

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this Agreement enclosed herewith.

Very truly yours,

Lifeway Foods, Inc.

By: /s/ Julie Smolyansky
    Name: Julie Smolyansky
    Title: President and Chief Executive Officer

Address:

6431 West Oakton
Morton Grove, IL 60053

E-mail Address: ***@lifeway.net

Accepted and Agreed
as of the date
first written above:

Danone North America PBC

By: /s/ Stephane Gayet
    Name: Stephane Gayet
    Title: Vice President of Finance and
           Chief Financial Officer
Address:
1 Maple Avenue
White Plains, New York 10605